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                                                    [VAN KAMPEN FUNDS INC. LOGO]

                            1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace,
NEWS RELEASE                             Illinois 60181-5555 o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                  VAN KAMPEN STRATEGIC SECTOR MUNICIPAL TRUST
                                      AND
                    VAN KAMPEN SELECT SECTOR MUNICPAL TRUST
                      ANNOUNCE APPROVAL OF REORGANIZATION

         CHICAGO (September 23, 2005) -- Van Kampen Asset Management announced today that the shareholders of Van Kampen Strategic Sector Municipal Trust (NYSE/CHX: VKS) approved the reorganization of VKS into Van Kampen Select Sector Municipal Trust (AMEX/CHX: VKL) at a special meeting of shareholders held on September 23, 2005. In the reorganization, shareholders of VKS will receive newly issued shares of VKL. The transaction is currently expected to close on or about October 7, 2005, subject to the satisfaction of certain conditions.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of August 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.